AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021

  AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021

1.1	DATE	1

1.2	OVERVIEW	1

1.3	SUMMARY OF QUARTERLY RESULTS	18

1.4	RESULTS OF OPERATIONS	19

1.5	LIQUIDITY	20

1.6	CAPITAL RESOURCES	20

1.7	OFF-BALANCE SHEET ARRANGEMENTS	20

1.8	TRANSACTIONS WITH RELATED PARTIES	21

1.9	PROPOSED TRANSACTIONS	21

1.10	CRITICAL ACCOUNTING ESTIMATES	22

1.11	CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION	22

1.12	FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS	22

1.13	OTHER MD&A REQUIREMENTS	22

1.13.1	ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE	22

1.13.2	DISCLOSURE OF OUTSTANDING SHARE DATA	23

1.13.3	DISCLOSURE CONTROLS AND PROCEDURES	23

1.13.4	INTERNAL CONTROLS OVER FINANCIAL REPORTING PROCEDURES	24

1.13.5	LIMITATIONS OF CONTROLS AND PROCEDURES	24

1.14	RISK FACTORS	24

AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021

1.1
DATE

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements (the “Annual Financial Statements”) of Amarc Resources Ltd. (“Amarc”, or the “Company”) for the year ended March 31, 2021, and the unaudited condensed consolidated interim financial statements (the “Financial Statements”) of the Company for the six months ended September 30, 2021, both of which are publicly available on SEDAR at www.sedar.com. All monetary amounts herein are expressed in Canadian Dollars ("CAD") unless otherwise stated.

The Company reports in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee (together known as "IFRS"). The following disclosure and associated Financial Statements are presented in accordance with IFRS.

This MD&A is prepared as of November 26, 2021.

Cautionary Note to Investors Concerning Forward-looking Statements
This discussion and analysis includes certain statements that may be deemed “forward-looking statements”. All such statements, other than statements of historical fact that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although Amarc Resources Ltd. (“Amarc”) believes the expectations expressed in such forward- looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by Amarc to develop forward- looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing and general economic, market or business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc investors should review the Company’s annual Form 20-F filing with the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

1.2
OVERVIEW

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long life, high value British Columbia (“BC”) porphyry copper-gold (“Cu-Au”) mines. By combining high demand projects with successful management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing the 100%-owned JOY, IKE and DUKE porphyry Cu±Au deposit districts located in northern, southern and central BC, respectively. The JOY, IKE and DUKE Districts represent significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail.

AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021

LOCATION OF THE COMPANY'S JOY, IKE and DUKE PROJECTS

Amarc’s 100%-owned 482 km2 JOY District covers the northern extension of the prolific Kemess porphyry Cu-Au district (the “Kemess District”) in the Toodoggone region of north-central BC. A geological region with high potential for important porphyry and epithermal deposits, the Toodoggone is part of BC's Golden Horseshoe, which includes the Golden Triangle to the west.

The JOY claims are located approximately 20 km north of the former Kemess South Mine and the government-approved Kemess underground project. In mid-2017, Centerra Gold Inc. (“Centerra”) purchased the Kemess District from AuRico Metals Inc. for $310 million1. JOY is host to the open-ended PINE porphyry Cu-Au deposit (the “PINE Deposit”) and the promising MEX porphyry Cu-Au deposit target. Work by Amarc has identified significant expansion potential that requires drill testing at both the PINE Deposit and at MEX. In addition, Amarc’s extensive exploration surveys have identified a pipeline of other large and high potential, porphyry Cu-Au targets, which cluster on the property. Each of these target areas in themselves host multiple targets that are either drill-ready, or can rapidly be brought up to a drill ready status by the completion of focused surface surveys.

Amarc has entered into an alliance with Freeport-McMoran Minerals Properties Canada Inc. (“Freeport”), a wholly owned subsidiary of Freeport-McMoRan Inc., to efficiently advance the JOY District. Under the terms of the agreement Freeport may acquire up to a 70% ownership interest by making staged investments totalling $110 million. As project operator, Amarc work crews completed a comprehensive 2021 exploration program at JOY,, inclusive of drilling, designed to advance deposit delineation and assess several important-scale mineral systems. Drill and IP permits were in hand for this years work. All drill core, rock and rock samples have been shipped to Actlabs in Kamloops, BC for preparation and analyses. Laboratory timelines in BC and across Canada have increased significantly this season. Assay results as they become available will be both reported and integrated into existing data sets in order to define next year’s deposit delineation and district exploration programs

The 462 km2 IKE District is located 33 km northwest of the historical mining community of Gold Bridge near the heartland of BC’s producing porphyry Cu mines. The greater IKE District includes porphyry Cu-Mo-Ag deposit discovery (the “IKE Deposit”), the high potential Greater Empress Cu-Au Project (the “Greater Empress” area) that hosts the Empress Cu-Au-Ag deposit (the “Empress Deposit”) and other significant porphyry Cu-Au-Mo-Ag and Cu-Au-Ag replacement deposit targets, and also the number of promising porphyry Cu and epithermal Au-Ag targets. The District shares many characteristics with porphyry districts around the globe that host major, and commonly multiple, Cu±Au±Mo±Ag deposits and has the potential to possess the grades and resources necessary to develop into an important mining camp.

Subject to funding Amarc is planning:

●
An expanded drill program at the IKE Deposit with the goal of establishing a mineral resource;
●
A well-planned core drilling program at the Empress Deposit to expand the mineralization which remains open; and
●
An integrated program in the Greater Empress area to drill test high potential drill-ready targets and survey work on other promising targets to bring them also to a drill ready status.

The Company has the required drill and IP permits in hand for the proposed work programs.

Amarc’s DUKE District is located 80 km northeast of Smithers within the broader Babine District (the “District”), one of BC’s most prolific porphyry Cu-Au belts. The Babine District, a 40 by 100 km north- northwesterly striking mineralized belt is host to Noranda Mines’ past producing Bell and Granisle Cu-Au mines that produced a total of 1.1 billion pounds of Cu, 634,000 ounces of Au and 3.5 million ounces of Ag2, and the advanced stage Morrison Cu-Au deposit. The DUKE District includes both the DUKE porphyry Cu deposit target discovery and a series of high potential porphyry Cu-Au deposit targets generated form the Company’s comprehensive district-scale targeting programs.
________________________________

1 Centerra Gold Inc. news release January 8, 2018.
2 MINFILE Number 093L 146 and 093M 001 MINFILE Production Detail Report, BC Geological Survey, Ministry of Energy and Mines, BC.

AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021

The Company is currently planning:

●
To undertake the drilling required to delineate the geometry and grade distribution of its DUKE discovery in order to inform a mineral resource estimate and related studies; and
●
Initial ground surveys on its regional targets taking advantage of extensive logging road networks across the property. These focused surveys would be followed by RC drilling to test prioritized targets for the presence of potential porphyry Cu- Au mineralized systems below cover and, where a deposit target is confirmed, core drilling to determine the extent, grade and geometry of the mineralized system.

The Company has permits in hand to commence these works.

Amarc works closely with local governments, indigenous groups and other stakeholders in order to advance its mineral projects responsibly, and to do so in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with indigenous groups within whose traditional territories its projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc’s work programs are carefully planned to achieve high levels of environmental and social performance.

The JOY Cu-Au District

Amarc’s 100%-owned 482 km2 JOY District covers the northern extension of the prolific Kemess porphyry Cu-Au district (the “Kemess District”) in the Toodoggone region of north-central BC (see May 15, 2020 news release and the Company’s website at www.amarcresources.com/projects/joy-project). A geological region with high potential for important porphyry and epithermal deposits, the Toodoggone is part of BC's Golden Horseshoe, which includes the Golden Triangle to the west.

Through its association with HDI, Amarc's technical team was first to recognize the Kemess District's true porphyry potential, acquiring both Kemess North and Kemess South as early-stage prospects and advancing both to significant porphyry Cu-Au deposits. Kemess South was sold on beneficial terms to a predecessor of Northgate Minerals, which brought the deposit into production. Northgate Minerals produced 3 million ounces of Au, and 750 million pounds of Cu over a 13-year period to 20113 from Kemess South (BC’s third largest Au producer). The southern area of the Kemess District, now owned by Centerra, includes the government-approved Kemess Underground Project (the deeper higher-grade extension of the Kemess North deposit), the advanced stage Kemess East deposit as well as the mined-out Kemess South deposit. The resource road that services Centerra’s deposits and the historical Lawyers and Shasta Au-Ag mines, also provides access to Amarc’s JOY District.

JOY District Highlights

The PINE Deposit within the JOY District has seen several phases of historical drilling. Work by Amarc has identified significant expansion potential at both the PINE Deposit and the MEX deposit target that requires drill testing. In addition, Amarc has defined seven large (approximately 1 to 5 km2), high potential porphyry Cu-Au exploration target areas, each of which hosts multiple targets that are either drill-ready, or can rapidly be brought up to a drill ready status by the completion of focused surface surveys. A highly effective targeting strategy was achieved by combining and interpreting information from the Company’s exploration surveys and extensive historical datasets. These datasets include results from soil geochemical sample grids, airborne magnetics and Induced Polarization (“IP”) geophysical surveys, geological and alteration mapping and historical drilling. The large historical soils geochemical database (6,390 samples) was of particular use.

The JOY technical information in this section is summarized from the Company’s National Instrument 43-101 Technical Report (“JOY Technical Report”) filed under Amarc’s profile at www.sedar.com and on the Company’s website at www.amarcresources.com/projects/joy-project/technical-report.

Amarc work crews completed a comprehensive 2021 exploration program at JOY, which was designed to advance deposit delineation and assess several of the defined important-scale mineral systems (see November 15, 2020 news release). Required drill and IP permits were in hand for the work programs being undertaken. This program included the drilling of nine core drill holes (4,300 m) and the relogging of over 60 historical core drill holes mainly from the PINE deposit, along with 42 line-km of IP geophysical survey, 684 grid soil geochemical samples and 179 rock geochemical samples collected during geological traverses over a number of the target areas. All drill core, rock and rock samples have been shipped to Actlabs in Kamloops, BC for preparation and analyses. Laboratory timelines in BC and across Canada have increased significantly this season. Assay results as they become available will be both reported and integrated into existing data sets in order to define next year’s deposit delineation and district exploration programs.

________________________________

3 SRK Consulting (Canada) Inc. 2013 NI-43-101 Technical Report on the Kemess Underground Project, British Columbia, Canada, AuRico Metals Ltd.Sedar

AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021

New Porphyry Cu-Au Potential at the PINE Deposit and MEX Deposit Target

The PINE Deposit is a northeast-trending, 2.5 km-long porphyry Cu-Au mineralized system located within an underexplored 6 km2 area of strong hydrothermal alteration, as defined by IP chargeability, alteration mapping and limited historical drilling. At the PINE Deposit, shallow historical drilling (most holes record less than 175 m vertical penetration) indicates that mineralization is open both laterally and to depth, with many of the holes ending in mineralization and some showing a downhole increase in Cu and Au grades. Examples of the historical results are provided in Table 1.

Table 1: PINE DEPOSIT
Selected Drill Intervals from Historical Drilling
Drill Hole	From (m)	To (m)	Int.(m)1,2,3	Cu(%)	Au(g/t)	Ag(g/t)	Mo(%)	CuEQ(%)4,5
79-2	1.8	51.0	49.2	0.28	0.669	-	-	0.64
	99.0	127.5	28.5	0.32	0.647	-	-	0.67
80-07	10.8	48.2	37.4	0.22	1.353*	1.4	0.001	0.97*
Incl.	13.0	15.9	2.9	0.30	3.12	1.3	0.001	1.94*
	57.0	90.5	33.5	0.11	0.531	1.4	0.003	0.41
92-38	14.0	44.1	30.1	0.21	1.116	0.7	0.001	0.82
	53.5	192.2	138.7	0.09	0.381	0.6	0.003	0.31
92-40	14.0	49.2	35.2	0.21	1.506*	1.3	0.001	1.04*
Incl.	20.0	22.0	2.0	0.28	3.34	1.2	0.001	1.93*
	54.5	140.0	85.5	0.14	0.725	0.6	0.002	0.55
	164.5	182.7	18.2	0.08	0.367	0.6	0.001	0.29
93-41	69.5	113.0	43.5	0.13	0.741*	0.8	0.002	0.55*
Incl.	75.0	77.0	2.0	0.28	3.10	3.6	0.001	1.94*
	129.0	137.0	8.0	0.36	0.210	0.1	0.002	0.48
	189.0	197.0	8.0	0.10	0.375	0.6	0.003	0.32
	265.0	273.0	8.0	0.08	0.438	0.1	0.004	0.33
P97-04	55.1	75.3	20.2	0.15	0.510*	4.5	0.002	0.46*
Incl.	74.0	75.3	1.3	0.32	205.20	43.4	0.004	2.25*
	90.7	127.4	36.7	0.15	0.522	2.8	0.002	0.46*
	127.4	192.4	65.0	0.16	0.658*	2.3	0.002	0.54*
Incl.	150.0	153.0	3.0	0.28	39.80	16.1	0.003	2.02*
Incl.	166.8	168.4	1.6	0.17	4.36	4.4	0.001	1.84*
P97-08	127.7	268.6	140.9	0.17	0.492	2.0	0.002	0.46

CuEQ%	>=0.30 & <0.50
>=0.50

AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021

Notes to Table 1:

1
Widths reported are drill widths, such that the thicknesses are unknown.
2
All assay intervals represent length-weighted averages.
3
Some figures may not sum exactly due to rounding.
4
Copper equivalent (CuEQ) calculations use metal prices of: Cu US$3.00/lb, Mo US$12.00/lb, Ag US$18.00/oz and Au US$1,400.00/oz and conceptual recoveries of: Cu 90%, Au 72%, 67% Ag and 82% Mo. Conversion of metals to an equivalent Cu grade based on these metal prices is relative to the Cu price per unit mass factored by predicted recoveries for those metals normalized to the copper recovery. The metal equivalencies for each metal are added to the Cu grade. The general formula for this is: CuEQ % = Cu% + (Au g/t * (Au recovery / Cu recovery) * (Au $ per oz/ 31.1034768) / (Cu $ per lb* 22.04623)) + (Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz/ 31.1034768) / (Cu $ per lb* 22.04623)) + (Mo % * (Mo recovery / Cu recovery) * (Mo $ per lb / Cu $ per lb)).
5
The estimated metallurgical recoveries are conceptual in nature. There is no guarantee that the metallurgical testing required to determine metal recoveries will be done or, if done, the metallurgical recoveries could be at the level of the conceptual recoveries used to determine the CuEQ.
6
Details of analysis, QA/QC and data verification for the PINE Deposit drilling is provided in the 2020 IKE National Instrument 43-101 Technical Report, which is posted on the Amarc website and the Company’s profile on SEDAR.

In addition:

●
(-) means not assayed for.
●
Au and CuEQ values marked with an asterisk signify capping of very high Au assay results at 3.0 g/t for the composite calculation (3.0 g/t is the 98th percentile for Au in the JOY drill data). The included (Incl.) interval that follows presents the sample interval with the uncapped Au result.

In addition to the delineated drill-ready targets at the PINE Deposit, untested areas of high IP chargeability and/or soil geochemistry lie between the widely-spaced historical holes and extend outward laterally, with the majority of the surrounding 6 km2 area of strong hydrothermal alteration remaining to be fully explored.

During the 2021 exploration program Amarc completed three high-priority, long core holes (up to 701 m) at the PINE Deposit that began to test the depths and lateral extent of the porphyry Cu-Au mineralization. These are the first holes drilled at the PINE Deposit by Amarc. In addition, more than 60 historical core holes were re-logged and surface geological mapping completed in order to target drilling of internal, lateral and depth extensions to the deposit for next season.

Similarly, at the MEX deposit target widely-spaced historical drilling indicates that the system remains open both laterally and to depth. During the 2021 season a single, long drill hole (707 m) was drilled at the MEX Deposit area to test the potential depth extension of this mineralized porphyry Cu-Au system, below historical drilling. In addition a number of historical drill holes were relogged to inform ongoing exploration efforts.

AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021

Newly Identified Porphyry Cu-Au Targets

Newly identified porphyry Cu-Au targets delineated by geochemical, IP, airborne magnetic and geological surveys, include the:

●
MEX Cluster, located between the PINE Deposit and MEX mineralized systems:; and
●
Canyon, Twins, SW Takla, Central Takla and the Finley target areas for drilling. For example at Canyon, a 1 km wide high-contrast >28 mV/V core of a 2 km-wide >18 mV/V IP chargeability anomaly closely coincides with a 500 m diameter magnetic high that is possibly related to an unidentified, and potentially mineralized, porphyry stock. Notably, two historical drill holes: PIN09-15, which encountered 11.43 g/t Au over 3 m, and MEX12-013, which recorded 0.05% Cu and 0.18 g/t Au over 62.3 m are located on the periphery of the Canyon South target and on the opposite sides of the open 2 km-wide IP chargeability anomaly. Such an occurrence of
Au ± Cu could be related to the outer regions of a porphyry system.

Highlights of the 2021 field season include:

●
Five initial core holes (271 m to 404 m in length) were drilled to test four of these new and prioritized porphyry Cu-Au targets, which include the Twins and Canyon targets (both >5 km2 in area).
●
42 line-km of IP survey were completed adjacent and to the north of the PINE deposit, and over the Canyon, Twins, SW Takla and Central Takla exploration targets (see November 15, 2021 release) . Data from this survey is being merged with information from the 112 line-km IP survey previously completed by Amarc, and historical coverage by Gold Fields. IP chargeability surveys measure the relative quantity of sulphide mineralization and are particularly effective in detecting porphyry Cu deposits covered by overburden.

Notably, IP chargeability survey results over the partially overburden covered Twins exploration target have outlined a sulphide system extending over ~5 km2 that remains open to the south and east. Within this area, a new >2.5 km2 high contrast IP chargeability response has been partly delineated. This area is characterized by a number of discrete magnetic-high features, is transected by a series of interpreted structures and is centered on a known occurrence of moderate to strongly altered monzonite intrusive that is locally host to porphyry-style chalcopyrite-bearing veinlets. This new area of high contrast IP chargeability remains to be drill tested.

●
684 soils samples were collected primarily over the SW Takla, Twins, Canyon South and Mex South targets, extending previously completed soils grids. Data from this survey is being merged with information from the 10,333 soil samples previously collected over the JOY project area.

179 rock samples were collected during geological traverses over the SW Takla, Twins, Canyon South, MEX, North Finlay and Jock targets.

AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021

JOY District Agreement with Freeport

On May 12, 2021 Amarc announced it entered into an agreement (the "Agreement") with Freeport pursuant to which Freeport may acquire, through a staged two-stage option up to a 70% ownership interest in the mineral claims comprising the JOY District, plus other rights and interests, over up to a 10 year period.

To earn an initial 60% interest, Freeport is required to fund $35 million of work expenditures over a 5-year term. During the first year of the earn-in, a $4 million work program is required in the JOY District. Annual optional earn-in expenditures can be accelerated by Freeport at its discretion. Amarc will be operator during the initial earn-in period. Once Freeport has acquired such 60% interest, Amarc and Freeport will proceed to explore and develop the JOY District through a jointly owned corporation with Freeport assuming project operatorship.

Upon Freeport earning such 60% interest, it can elect, in its sole discretion, to earn an additional 10% in the mineral claims comprising the JOY District, plus other rights and interests (for a total 70% interest) by sole funding a further $75 million within the following five years.

Once Freeport has finalized its earned ownership interest at either the 60% or 70% level, each party will be responsible for funding its own pro-rata share of project costs on a 60:40 or 70:30 basis.

On August 4, 2021 Amarc announced that Freeport had increased its first year contribution to the Company’s ongoing exploration program at the JOY District from $4 million to $5.5 million.

On November 15, 2021 Amarc announced that Freeport had further increased its first year contribution to the Company’s ongoing exploration program at the JOY District by ~50% – from $4 million to $5.94 million.

JOY District Royalties

The 100% Amarc owned JOY District comprises the JOY, PINE and Paula properties, and also the STAKED Claims. The mineral claims comprising the STAKED Claims were staked and are owned 100% by the Company.

On November 21, 2017, Amarc acquired 100% interest in the 7,200 Ha JOY property from United Minerals Services Ltd., a private vendor. The JOY property is subject to an underlying 3% NSR royalty from production to a former owner, which is capped at $3.5 million.

On August 29, 2017, Amarc announced that it had concluded option agreements with each of Gold Fields Toodoggone Exploration Corporation (“Gold Fields”) and Cascadero Copper Corporation ("Cascadero"), which at that time held the PINE property in a 51%:49% joint venture, that enabled Amarc to purchase 100% of the property. On December 31, 2018, Amarc completed the purchase of Cascadero’s 49% interest in the PINE property (Amarc MD&A December 31, 2018). Further on December 9, 2019, Amarc announced that it had reached an agreement with Gold Fields to amend the option agreement between the parties and purchased outright the remaining 51% of the PINE property from Gold Fields (Amarc news release, December 9, 2019).

Gold Fields retains a 2.5% NPI royalty on mineral claims comprising about 96% of the PINE property and a 1% NSR royalty on the balance of the claims. The NPI royalty can be reduced to 1.25% at any time through the payment to Gold Fields of $2.5 million in cash or shares. The NSR royalty can be reduced to 0.50% through the payment to Gold Fields of $2.5 million in cash or shares.
The PINE property is subject to a 3% underlying NSR royalty payable from production to a former owner and capped at $5 million payable from production (Amarc November 21, 2017 news release).

In November 2019 Amarc entered into a purchase agreement with two prospectors to acquire 100% of a single mineral claim, called the Paula property, located internal to the wider JOY District tenure (Amarc MD&A December 31, 2019). The claim is subject to a 1% NSR royalty payable from commercial production that is capped at $0.5 million.

AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021

The IKE Cu-Au District

Amarc’s 100% owned IKE District is located 35 km northwest of the town of Gold Bridge in southwestern BC near the heartland of the provinces producing porphyry Cu mines. It is proximal to industrial infrastructure including power, and also highways and rail that connect the District to Vancouver and its port facilities.

Hydrothermal alteration and mineralization, which is prospective for the discovery of porphyry Cu±Au±Mo±Ag and related deposit types occurs throughout the 462 km2 IKE District. The District occupies a highly fertile block of crust where magmatic‐hydrothermal‐structural characteristics are favorable for the formation of intrusion-related Cu±Au±Mo±Ag deposits with good grade (see below). These characteristics are common to most porphyry districts around the globe that host major, and commonly multiple, Cu±Au±Mo±Ag deposits.

The greater IKE District includes the IKE porphyry Cu-Mo-Ag deposit discovery, the high potential Greater Empress area that hosts the Empress Cu-Au-Ag deposit and significant porphyry Cu-Au-Mo-Ag and Cu-Au-Ag replacement deposit targets, and also a number of promising porphyry Cu and Au-Ag epithermal targets. The District has the potential to possess the grades and resources necessary to develop into an important mining camp.

The IKE technical information in this section is summarized from the Company’s National Instrument 43-101 Technical Report (“IKE Technical Report”) filed under Amarc’s profile at www.sedar.com and on the Company’s website at www.amarcresources.com/projects/ike-project/technical-report.

IKE Porphyry Cu-Mo-Ag Deposit

The potential of the IKE porphyry deposit was recognized by Amarc during a review of porphyry occurrences located in underexplored mineral belts in BC. Limited historical drilling indicated the presence of a mineral system with characteristics favorable for an economically viable porphyry Cu-Mo-Ag deposit, underlying a significant area of gossanous material. Three historical drill holes, located over approximately 220 m, had intersected long continuous intercepts of chalcopyrite and molybdenite mineralization with encouraging grades, for example: Hole 11-1 returned 186 m of 0.41% CuEQ4 (see Table 1 above for note 4) at 0.31% Cu, 0.022% Mo, 1.9 g/t Ag and 0.01 g/t Au, including 58 m of 0.52% CuEQ at 0.39% Cu, 0.031% Mo, 1.9 g/t Ag and 0.02 g/t Au; and Hole 11-2: 120 m of 0.41% CuEQ at 0.31% Cu, 0.020% Mo, 3.3 g/t Ag and 0.01 g/t Au including 32 m of 0.58% CuEQ at 0.42 % Cu, 0.028% Mo, 6.3 g/t Ag and 0.02 g/t Au.

There was no follow up exploration until Amarc initiated exploration. Largely co-incident magnetic, IP chargeability geophysics and geochemical talus fines anomalies, together with geological alteration mapping have defined an extensive 9 km2 hydrothermal system, into which Amarc has completed approximately 15,455 m of core drilling in 26 widely-spaced holes. This drilling has confirmed the presence of a substantial body of porphyry Cu-Mo-Ag mineralization with encouraging grades, over an area 1,200 m east-west by 1,000 m north- south, and over a vertical extent of 875 m depth, that remains open to expansion. Table 1 provides selected drill intercepts for the IKE Deposit.

AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021

Table 2: IKE DEPOSIT
Selected Drill Intervals from Amarc’s Drilling
Drill Hole	From (m)	To (m)	Int. (m)1,2,3	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	CuEQ(%)4,5
IK14005	269.4	325.4	56.0	0.31	-	1.6	0.064	0.55
	339.1	426.2	87.1	0.36	-	0.7	0.054	0.56
Incl.	347.7	378.6	30.9	0.47	-	1.2	0.052	0.67
	437.6	554.6	117.0	0.27	-	0.3	0.021	0.35
	602.9	616.1	13.2	0.29	-	0.6	0.009	0.32
IK15010	204.0	268.0	64.0	0.30	-	2.9	0.015	0.38
	293.0	421.0	128.0	0.33	-	3.1	0.022	0.43
Incl.	298.5	330.0	31.5	0.43	-	4.3	0.032	0.58
	444.0	506.0	62.0	0.24	-	2.3	0.020	0.32
IK15013	48.0	60.0	12.0	0.23	-	1.7	0.017	0.31
	75.0	99.0	24.0	0.24	-	1.9	0.044	0.41
	129.0	307.7	178.7	0.32	-	2.2	0.025	0.42
	339.5	366.5	27.0	0.18	-	1.2	0.030	0.30
	372.5	693.3	320.8	0.32	-	2.3	0.038	0.47
Incl.	527.4	651.5	124.1	0.43	-	3.3	0.063	0.68
IK16020	111.0	156.0	45.0	0.25	-	1.7	0.015	0.31
	314.5	381.9	67.4	0.35	-	2.8	0.023	0.45
Incl.	366.0	381.9	15.9	0.45	-	3.5	0.044	0.64
	395.8	456.0	60.2	0.53	-	3.7	0.045	0.72
	528.0	543.0	15.0	0.16	-	1.3	0.035	0.30
	549.0	582.0	33.0	0.23	-	1.6	0.110	0.64
IK18025	257.0	351.7	94.7	0.37	0.020	2.5	0.020	0.47
Incl.	308.0	345.4	37.4	0.48	0.025	3.4	0.030	0.62
	359.0	437.0	78.0	0.44	0.019	3.0	0.037	0.61
	461.0	482.0	21.0	0.14	0.005	1.0	0.054	0.35

>=0.30 & <0.50
>=0.50
CuEQ %

For notes refer to Table 1.
†
Details of analysis, QA/QC and data verification for the IKE Deposit drilling is provided in the 2020 IKE National Instrument 43-101 Technical Report, which is posted on the Amarc website and the Company’s profile on SEDAR at www.sedar.com.

AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021

Like many major porphyry deposits, the IKE deposit formed in a very active, multi-stage hydrothermal system that was extensive and robust. Geological mapping and logging of diamond drill core at IKE indicate the deposit is hosted entirely by multi-phase intrusive rocks. Its overall geological setting is similar to that of many important porphyry belts along the Cordillera in North and South America.

Core observations and initial petrographic studies at IKE indicate that the chalcopyrite and molybdenite mineralization occurs as fine to relatively coarse, mostly discrete grains, mainly as disseminations and less commonly in fractures and veins. Multi-element analyses have returned consistently and unusually low concentrations of metallurgically or environmentally deleterious elements. These characteristics, and the generally low concentrations of pyrite at IKE, suggest excellent potential to produce clean, good-grade Cu and Mo concentrates by standard flotation processing.

Subject to funding, the Company is planning an expanded phased drill program at the IKE deposit with the goal of establishing a mineral resource, which will provide the basis for initial future economic studies. The Company has the required permit in-hand for the proposed drill programs.

Empress Deposit and Greater Empress Area Au-Rich Porphyry Cu and Replacement-Style Deposit Potential

Having recognized the potential of the IKE Deposit, Amarc consolidated the IKE District tenure. This included an important 35 km2 sub-area of the District located 6 km north of the IKE Deposit, that straddles the Coastal Plutonic Complex (“CPC”) contact for approximately 15 km. This area known as the Greater Empress area is centred on the high grade Empress Cu-Au-Ag Deposit. The Greater Empress area has seen exploration completed by several operators since the 1920’s. Recent compilation and integration of useful historical information from geochemical and geophysical surveys and also drilling, permitted a rapid advancement in the understanding of the potential both to expand the Empress Deposit, and throughout the area with the recognition of significant porphyry Cu±Au±Mo-Ag and Cu-Au-Ag replacement deposit targets. Potential also exits for auriferous, polymetallic/mesothermal-epithermal deposits. The Company has the required permits in-hand for the proposed drill programs and IP geophysical surveys.

Empress Cu-Au-Ag Replacement Deposit

Historical drilling at Empress has indicated a significant body of good grade Cu-Au mineralization, which remains open to expansion with a modern core drilling program. Table 3 provides selected drill historical intercepts for the Empress Deposit. Mineralization at Empress is considered to have formed by the replacement of previously altered volcanics by a quartz-magnetite-sulphide assemblage, with higher Cu-Au-Ag grades commonly occurring within 100 m in vertical distance above the CPC’s contact, within the overlying volcanics. An initial examination of historical drill core by the Amarc team recognized the nearby, Granite porphyry Cu-Au-Ag-Mo deposit target, which is shallowly concealed by overburden. The Granite porphyry deposit target is considered a probable source of the Empress Deposit replacement fluids. Historical core drill intercepts at Granite include Hole 91-49 which returned 92 m of 0.38% CuEQ4 (see Table 1 for note 4) @ 0.22% Cu, 0.23 g/t Au, 0.008% Mo and 0.4 g/t Ag. This target has not been delineated and mineralization remains open to expansion. Step-out drilling from the known mineralization is required.

AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021

Table 3: EMPRESS DEPOSIT
Selected Drill Intervals from Historical Drilling
Drill Hole	From (m)	To (m)	Int. (m)1,2,3	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	CuEQ (%)4,5
76-2	51.2	114.9	63.7	0.37	0.492	0.1	-	0.64
Incl.	60.4	72.4	12.0	0.51	0.442	-	-	0.76
Incl.	103.0	114.9	11.9	0.75	0.721	0.4	-	1.15
	139.6	185.3	45.7	0.42	0.350	0.6	-	0.61
Incl.	139.6	157.9	18.3	0.39	0.941	1.1	-	0.91
Incl.	173.1	185.3	12.2	0.73	0.010	-	-	0.74
	209.4	215.8	6.4	0.74	0.758	-	-	1.15
76-3	5.2	17.7	12.5	0.23	0.162	1.6	-	0.33
	26.8	102.9	76.1	0.92	1.418	4.7	-	1.72
Incl.	26.8	37.6	10.8	0.49	4.244	2.3	-	2.81
Incl.	42.7	74.4	31.7	1.11	1.388	4.5	-	1.89
88-2	7.3	50.3	43.0	0.36	0.326	1.3	0.005	0.57
Incl.	13.4	29.9	16.5	0.62	0.579	2.3	0.002	0.95
88-7	17.7	69.5	51.8	0.47	0.457	2.4	0.002	0.74
Incl.	48.4	64.6	16.2	0.98	0.741	5.7	0.001	1.43
89-2	21.6	123.7	102.1	0.36	0.361	2.7	0.001	0.58
Incl.	26.5	37.0	10.5	0.31	0.754	3.2	0.003	0.75
Incl.	60.6	78.9	18.3	0.72	0.573	3.8	0.001	1.06
Incl.	99.1	118.0	18.9	0.49	0.470	4.2	0.001	0.78
89-8	9.1	115.5	106.4	0.35	0.359	1.5	0.003	0.56
Incl.	78.0	99.6	21.6	0.69	0.913	2.8	0.003	1.21
90-17	107.6	113.4	5.8	0.55	0.446	1.6	0.010	0.84
	143.9	200.3	56.4	1.38	1.666	4.1	0.009	2.35
90-18	22.6	29.3	6.7	0.15	0.300	0.7	0.008	0.35
	35.0	40.5	5.5	0.15	0.523	0.3	0.006	0.46
	47.9	74.4	26.5	0.47	0.683	3.2	0.010	0.90
	79.9	92.7	12.8	0.15	0.254	0.4	0.003	0.31
	107.0	161.9	54.9	0.78	0.746	1.0	0.004	1.20
90-21	10.4	19.5	9.1	0.31	0.336	0.5	0.011	0.53
	140.5	192.9	52.4	1.10	1.209	2.5	0.004	1.79
Incl.	153.3	175.3	22.0	1.58	1.671	2.6	0.006	2.52
Incl.	182.6	191.1	8.5	1.92	2.735	7.8	0.006	3.48
	198.4	218.8	20.4	0.30	0.542	1.3	0.002	0.61
90-22	143.9	190.2	46.3	1.15	1.415	4.2	0.009	1.98
90-29	94.2	110.6	16.4	0.43	0.171	1.3	0.003	0.55
	141.7	214.6	72.9	0.37	0.433	0.6	0.003	0.62
Incl.	178.3	194.8	16.5	0.86	1.069	1.5	0.003	1.46

CuEQ%	>=0.30 & <0.50
>=0.50

AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021

For notes refer to Table 1.

Greater Empress Area Cu±Au±Mo-Ag Porphyry and Replacement Targets: In addition to the Empress deposit, the 35 km2 Greater Empress area includes seven identified compelling porphyry and replacement-style Cu-Au±Mo±Ag deposit and exploration targets. The deposit targets include, Empress East, Empress Gap, Granite (as discussed above) and Buzzer, and the earlier-stage exploration targets include Empress West. Each are discussed below with selected historical drill results provided in Tables 4 and 5. These targets are either: not fully drill delineated or have been tested only by shallow, widely-spaced historical reconnaissance percussion drilling: and can with focused exploration be brought to a drill ready status.

Empress East Cu-Au-Ag Replacement Deposit Target: Located 1 km east of the Empress Deposit, limited historical core holes drilled at the Empress East deposit target intercepted mineralization similar to that at the Empress deposit in both style and grade. This drilling together with moderate to locally strong IP chargeability responses, magnetic geophysical features, and results from historical Cu and Au soil geochemistry where (>250 ppm Cu and ≥50 ppb Au values closely reflect the first three historical drill samples results at the base of overburden, see IKE Technical Report), indicate there is significant potential with further core drilling to enlarge this body of mineralization. Notably there is a complete absence of drill holes in the southern part of this target, which is at a position that is analogous to shallower, high grade Cu-Au-Ag replacement-style mineralization at the Empress deposit to the west.

Table 4: EMPRESS EAST DEPOSIT TARGET
         Selected Drill Intervals from Historical Drill

Drill Hole	From (m)	To (m)	Int. (m)1,2,3	Cu(%)	Au (g/t)	Ag (g/t)	Mo (%)	CuEQ (%)4,5
91-39	9.8	37.8	28.0	0.34	0.543	1.2	0.002	0.66
	107.6	147.5	39.9	0.40	0.332	0.8	0.004	0.60
Incl.	141.4	147.5	6.1	1.23	0.928	2.2	0.009	1.78
91-54	73.1	85.0	11.9	0.31	0.221	0.7	0.001	0.44
	108.2	158.2	50.0	0.46	0.304	1.0	0.002	0.64

CuEQ%	>=0.30 & <0.50
>=0.50

For notes refer to Table 1.

Empress Gap Cu-Au-Ag Replacement Deposit Target: Results from limited historical drilling, comprising 11 shallow percussion drill holes and three deeper core holes in the >1 km long Empress Gap zone located between the Empress Deposit and Empress East, suggest a clear opportunity to discover additional Cu-Au-Ag mineralization in proximity to the volcanic-CPC contact. Many of the short percussion holes returned anomalous Cu‐Mo (Au and Ag were not analyzed for), potentially indicative of higher-grade underlying mineralization as at the Empress Deposit. Of the deeper core holes, Cu‐Au mineralization associated with alteration similar to that at Empress is also reported, however only two of these holes reached the volcanic-CPC contact.

Empress Gap is a significantly underexplored target and drill testing of areas close to the CPC-volcanic contact is required.
Buzzer Cu-Au-Ag±Mo Porphyry Deposit Target: The Buzzer deposit target is located in the eastern side of the Greater Empress area inboard of the CPC. Historical drilling at Buzzer has intercepted high-grade Cu-Au-Ag-Mo porphyry mineralization hosted in biotite altered intrusions (Table 5). Whether these mineralized intrusions, are part of a small high-level cupola or a large mineralized intrusive mineralized body below, as indicated by magnetic surveys, cannot be determined from the limited drilling.

The Granite and Buzzer porphyry systems demonstrate that significant porphyry-style mineralization is present in the Greater Empress area, and that further exploration surveys and drilling have the potential to make new porphyry discoveries, both inboard and outboard from the CPC contact.

AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021

Table 5: BUZZER DEPOSIT TARGET
Selected Drill Intervals from Historical Drilling
Drill Hole	From (m)	To (m)	Int. (m)1,2,3	Cu (%)	Au (g/t)4	Ag (g/t)	Mo (%)	CuEQ (%)4,5
DDH-3†	21.3	120.4	99.1	0.43	-	-	0.042	0.58
DDH-4†	14.6	113.4	98.8	0.37	-	-	0.037	0.50
X-1	0.0	5.9	5.9	0.15	0.237	5.8	0.013	0.36
	9.5	42.5	33.0	0.26	0.175	3.4	0.042	0.53
Incl.	24.7	40.8	16.1	0.40	0.268	5.0	0.064	0.81
X-3	0.0	44.2	44.2	0.67	0.496	5.3	0.046	1.14
Incl.	10.7	38.1	27.4	0.86	0.724	6.6	0.059	1.51
GC11-74	11.4	52.2	40.8	0.28	0.210	1.8	0.012	0.44
Incl.	15.0	27.0	12.0	0.41	0.281	2.6	0.021	0.66

CuEQ%	>=0.30 & <0.50
>=0.50

For notes refer to Table 1.

†
Assay interval from historically reported composite. Individual assay results are unknown.

Empress West Cu-Au-Ag Exploration Target: This large target, which extends more than 2 km to the west of the Empress deposit along the favorable CPC-volcanic contact, has only been tested by widely-spaced and shallow percussion holes and a few core. It exhibits the same geological setting as the Empress Deposit, and the potential to discover additional Cu-Au-Ag mineralization is indicated by the results of the historical drilling when combined with magnetic and IP survey data, and known Cu-Au-Mo anomalies in soils. Modern IP and drilling are required to test a series of defined targets.

IKE District Porphyry and Epithermal Targets: The IKE District hosts several known centres of porphyry Cu mineralization (Rowbottom, Mad Major- OMG) and Au-Ag epithermal mineralization (Battlement, Mewtwo) that exist outside of, but in proximity to and between, the IKE Deposit and Greater Empress areas. Limited exploration by historical operators and/or Amarc indicates that further survey work followed by drilling is warranted at these targets. The Company has the permits in-hand for the potential work program.

AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021

Rowbottom Cu-Mo-Au Porphyry Deposit Target: At Rowbottom, porphyry-style mineralization and alteration is intermittently exposed along 550 m of Rowbottom creek, and spatially associated with an extensive 1.3 km by 1.0 km IP chargeability anomaly that remains open for further surveying. Limited historical shallow percussion drilling returned good Cu and Mo grades (Au and Ag were not analysed for), and a single core hole completed by Amarc confirmed the presence of Au and Ag.

Historical drill intercepts include for example: Hole S-64: 49 m of 0.51% CuEQ4 (see Table 1 for note 4) 0.49% Cu and 0.007% Mo and Hole S-24: 43 m of 0.40% CuEQ at 0.28% Cu and 0.032% Mo.

The Amarc core hole intersected significant intervals of porphyry Cu-Mo mineralization hosting elevated Ag and Au values, which are cut by a number of post mineral dykes and returned, for example: RB17001: 66 m of 0.38% CuEQ4 at 0.29% Cu, 0.006% Mo, 0.08 g/t Au and 4.1 g/t Ag and 21 m of 0.43% CuEQ at 0.38% Cu, 0.007% Mo and 4.3 g/t Ag.

An historical soils grid along with both the historical and Amarc IP chargeability anomalies suggest that a larger system could be present, warranting further drilling both laterally and to depth in order to determine the geometry and grade distribution of the Rowbottom deposit target.

Mad Major Cu-Mo Porphyry Target: The Mad Major-OMG target area extends over approximately 23 km2 area of highly anomalous stream sediment geochemistry and gossanous ridges (see IKE Technical Report). Amarc’s exploration, and that of historical operators, has defined several large IP chargeability and magnetic geophysical, talus fines and soils geochemical and geological alteration mapping anomalies that remain to be adequately drill tested. Amarc has completed only eight very wide-spaced core holes into the target, and the source of the IP and geochemical anomalies is yet to be determined. Additional survey work and drilling are warranted.

Battlement and Mewtwo Au-Ag Epithermal Targets: Although not the focus of Amarc’s exploration, epithermal potential exits on the IKE District. For example, at both Battlement and Mewtwo reconnaissance stage exploration suggests a geological environment that is permissive for either, or both, a porphyry or epithermal-type deposits. Further exploration is warranted at both targets.

In summary collectively the IKE Deposit, Empress Deposit, Greater Empress area and IKE District target areas as described warrant substantial exploration programs.

IKE District Capped Royalties

Amarc has a 100% interest in the IKE, Granite, Juno and Galore Properties, which make up the IKE District. The mineral claims comprising the Juno Property were staked and are owned 100% by the Company.

In July 2014, Amarc acquired a 100% interest in the IKE property from Oxford Resources Inc. (“Oxford”, formerly Highpoint Exploration Inc.). At that time Oxford’s ownership interest was converted to a 1% Net Smelter Returns (“NSR”) royalty, which can be purchased at any time for $2 million (payable in cash or common shares of Amarc at the company’s sole election).

The IKE property is also subject to a 2% underlying NSR royalty to two underlying owners, whereby Amarc has the right to purchase: (1) one half of the royalty (1%) for $2 million ($1 million of which is payable in cash, Amarc common shares, or any such combination of cash and shares, at Amarc's discretion) at any time prior to commercial production; and (2) the second half of the royalty (1%) also for $2 million ($1 million of which is payable in cash, and the balance in Amarc common shares, or any such combination of cash and shares, at Amarc's discretion) at any time on or before a commercial mine production decision has been made in respect of the IKE property. Amarc has agreed that upon completion of a positive feasibility study it will issue 500,000 common shares to the underlying owners.

AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021

In November 2014, Amarc acquired a 100% interest in the adjoining Granite property from Great Quest Fertilizers Ltd. ("Great Quest", previously known as Great Quest Metals Ltd., which is also referred to as “Great Quest” herein). Great Quest holds a 2% NSR royalty on that property which can be purchased for $2 million, on or before commercial production (payable in cash, Amarc common shares, or any such combination of cash and shares, at Amarc’s discretion). In addition, there is an underlying 2.5% NSR royalty on certain mineral claims within the Granite property, which can be purchased at any time for $1.5 million less any amount of royalty already paid.

In January 2017, Amarc acquired a 100% interest in the adjoining Galore property from Galore Resources Inc. ("Galore Resources"), clear of any royalties to Galore Resources. In January 2018, Amarc concluded an agreement with the underlying owners of the Galore property, whereby Amarc acquired all of the underlying owners’ residual interest in and to the Galore property, including five NSR and five NPI royalties.

On September 3, 2015, Amarc entered into an agreement (the "Agreement") with Thompson Creek (now a wholly owned subsidiary of Centerra) pursuant to which Thompson Creek could acquire, through a staged investment process within five years, a 30% ownership interest in mineral claims and crown grants covering the IKE District. Under the terms of the Agreement, Thompson Creek also received an option, after acquiring its 30% interest, to acquire an additional 20% interest in the IKE District, subject to certain conditions, including the completion of a Feasibility Study. On January 11, 2017, Amarc announced that Thompson Creek, having been acquired by Au-focused Centerra, relinquished its option to earn up to a 50% interest in the IKE District. Thompson Creek had a 10% participating interest in the IKE District by investing $6 million in exploration programs undertaken in 2015 and 2016, and elected to exchange its participating interest for a 1% Conversion NSR royalty from mine production, which is capped at a total of $5 million. As a result, Amarc re-acquired 100% interest in the IKE District.

The DUKE District

Amarc’s 100% owned DUKE District is located 80 km northeast of Smithers within the broader Babine District (the “District”), one of BC’s most prolific porphyry Cu-Au belts. The Babine District, a 40 by 100 km north- northwesterly striking mineralized belt is host to Noranda Mines’ past producing Bell and Granisle Cu-Au mines that produced a total of 1.1 billion pounds of Cu, 634,000 ounces of Au and 3.5 million ounces of Ag2, and the advanced stage Morrison Cu-Au deposit. Amarc’s DUKE porphyry Cu discovery is located 30 km north of the Bell Mine. Extensive infrastructure exists in the District, which primarily relates to the forestry industry but also dates back to mining activity.

AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021

The 704 km2 DUKE District includes both the DUKE porphyry Cu deposit target discovery (“DUKE”) and a series of high potential porphyry Cu-Au deposit targets generated form the Company’s district- scale targeting program.

The DUKE technical information in this section is summarized from the Company’s National Instrument
43-101 Technical Report (DUKE Technical Report) filed under Amarc’s profile at www.sedar.com and on the Company’s website at www.amarcresources.com/projects/duke-project/technical-report.

Porphyry Cu Expansion Potential at the Duke Deposit Target: The porphyry Cu system at DUKE has seen only limited drilling. Many of the 30 historical shallow and closely-spaced core holes intersected and ended in significant Cu-Mo-Ag-Au mineralization. In the main area of known mineralization, these holes extended to only 124 m vertical depth from surface. Examples of the intercepts from the historical drill holes are provided in Table 6.
Table 6: DUKE DEPOSIT TARGET
Selected Drill Intervals from Historical and Amarc’s Drilling
Drill Hole	From (m)	To (m)	Int.(m)1,2,3	Cu%	Au(g/t)	Ag(g/t)	Mo(%)	CuEQ(%)4,5
70-027	30.5	143.3	112.8	0.29	0.060	1.1	0.012	0.38
	73.1	85.3	12.2	0.41	0.091	1.6	0.010	0.50
70-107	21.3	164.6	143.3	0.26	0.068	1.7	0.016	0.37
Incl.	115.8	131.0	15.2	0.47	0.110	2.9	0.027	0.64
71-147	28.6	115.2	86.6	0.40	0.053	2.2	0.021	0.52
Incl.	34.8	74.4	39.6	0.48	0.067	2.6	0.023	0.61
DK17002	17.0	32.0	15.0	0.44	0.126	2.1	0.019	0.59
	40.3	142.0	101.7	0.22	0.064	1.3	0.014	0.31
	238.0	268.0	30.0	0.33	0.069	1.9	0.019	0.45
	308.5	399.0	90.5	0.21	0.043	1.1	0.025	0.34
	450.5	523.0	72.5	0.23	0.030	1.2	0.022	0.33
Incl.	486.0	495.0	9.0	0.41	0.062	2.0	0.040	0.61
DK18005	13.5	89.9	76.4	0.23	0.042	1.1	0.012	0.30
	98.9	246.0	147.1	0.27	0.046	1.1	0.028	0.40
Incl.	125.0	137.0	12.0	0.32	0.072	1.1	0.037	0.51
Incl.	212.1	231.9	19.8	0.45	0.062	2.0	0.033	0.62
	302.0	344.0	42.0	0.28	0.059	1.2	0.019	0.38
DK18006	98.0	416.0	318.0	0.24	0.052	1.1	0.012	0.32
Incl.	206.0	296.0	90.0	0.27	0.067	1.2	0.015	0.37
Incl.	338.0	416.0	78.0	0.30	0.055	1.4	0.016	0.39
and	347.0	405.2	58.2	0.34	0.059	1.5	0.015	0.45

CuEQ%	>=0.30 & <0.50
>=0.50

For notes refer to Table 1.

7 Results of these historical Ducanex JV drill holes are from the 1991 Corona resampling and analyses by Acme.

AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021

The historical drilling was centered within a restricted part of a robust, 3 km north-south by 1 km east-west historical IP chargeability anomaly, which is thought to have been offset by faulting. When reconstructed, this IP chargeability anomaly has a classic donut shape that was the target of Amarc’s eight core holes completed in 2017 through 2018 (see December 19, 2017 and June 12, 2018 news releases).

Seven of the eight core holes drilled over an area measuring approximately 400 m north-south by 600 m east-west successfully intersected porphyry Cu-style mineralization to a vertical depth of 360 m. This mineralization remains open to expansion. Select intercept examples are provided in Table 6.

Notably, a single step-out hole (DK18004) completed by Amarc more than 1 km to the north of the seven other Amarc holes, and within the displaced portion of the IP chargeability anomaly, intersected substantial lengths of moderate to low grade Cu and Mo mineralization, confirming a very extensive lateral dimension to the DUKE porphyry Cu system.

Subject to financing Amarc is currently planning how best to undertake the drilling required to delineate the geometry and grade distribution of its DUKE discovery in order to inform a mineral resource estimate and related studies. The Company has the permit in hand to commence potential works.

New Duke District Porphyry Cu-Au Targets: Appreciating the Cu-Au prospectivity of the Babine District and its relatively unexplored nature due to widespread glacial cover (4 m to 18 m thick in the Amarc DUKE discovery drill holes), Amarc has completed a comprehensive compilation of government and historical data over the entire 704 km2 DUKE District. This integrated study provided a new interpretation of the geological, geochemical and geophysical characteristics of the Babine District, identifying 12 previously unrecognized high potential porphyry Cu-Au deposit targets. These target areas were defined, for example, by anomalous Cu-Au-Mo-Ag (and other porphyry indicator elements) till geochemistry, till samples with identified grains of bornite, chalcopyrite and/or favorable biotite feldspar porphyry, compelling up- ice magnetic geophysics features, and indications of structural control along faults emanating from large deep-seated regional structures that likely controlled the emplacement of the prospective intrusions, along with numerous other scientific vectors.

Regionally, Amarc is planning for initial, focused ground surveys taking advantage of extensive logging road networks across the property. These surveys would be followed by RC drilling that would test prioritized targets for the presence of potential porphyry Cu mineralized systems below cover and, where a deposit target is confirmed core drilling to determine the extent, grade and geometry of the mineralized system. The Company has an IP permit in hand to commence these works.

DUKE District Royalties

Amarc holds 100% interest in the DUKE District free of any royalty.

AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021

The Newton Au Property

Amarc reported the sale of the Newton Au property located in south-central BC in December, 2020 to a wholly-owned subsidiary of Carlyle Commodities Corp. (“Carlyle”). Under the terms of the agreement, Amarc has received consideration comprising total cash of $300,000 and 5.5 million equity units (share plus warrant) in Carlyle valued at $0.25 per unit. In addition, Amarc retains a 2% NSR Royalty in the property.

The Newton technical information is summarized from the Company’s National Instrument 43-101 Technical Report (Newton Technical Report) on the Company’s website at
www.amarcresources.com/projects/newton-gold-property/overview.

The divestment of the Newton property allows Amarc to retain exposure to the upside Au potential at Newton through its equity position in Carlyle and the retained NSR Royalty, whilst maintaining strategic focus on the development of its three high-value and expansive, 100%-owned Cu±Au districts – JOY, IKE and DUKE.

Market Trends

Average annual prices for Cu, Mo, Au and Ag during last 5 years are shown in the following table:

Average metal price (US$)
calendar year	Copper	Molybdenum	Gold	Silver
2015	2.50/lb	6.73/lb	1,160/oz	15.69/oz
2016	2.21/lb	6.56/lb	1,251/oz	17.14/oz
2017	2.88/lb	7.26/lb	1,275/oz	17.01/oz
2018	2.96/lb	11.94/lb	1.269/oz	15.71/oz
2019	2.72/lb	11.36/lb	1,393/oz	16.21/oz
2020	2.80/lb	8.68/lb	1,769/oz	20.54/oz
2021 (to the date of this document)	4.21/lb	15.65/lb	1,800/oz	25.41/oz

1.3 SUMMARY OF QUARTERLY RESULTS

These amounts are expressed in thousands of Canadian Dollars, except per share amounts. Minor differences are due to rounding.

	2021			2020				2019
	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31
('$000's)	($)	($)	($)	($)	($)	($)	($)	($)
Net (income) loss	(542)	(21)	52	(1,665)	(262)	515	599	581
Basic and diluted (earnings) loss per share	(0.00)	0.00	0.00	0.01	0.00	0.00	0.00	0.00

The variations in net results over the fiscal quarters presented above relate to the Company’s mineral exploration and evaluation activities, which if undertaken typically ramp-up in the summer during the 3rd calendar quarters. See the following section of the MD&A for additional discussions.

AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021

1.4 RESULTS OF OPERATIONS

Exploration and evaluation expenditures	IKE	JOY	DUKE	OTHER	TOTAL
6 months ended September 31, 2021	($)	($)	($)	($)	($)
Assays and analysis	2,700	122,343	338	9,235	134,616
Drilling	–	592,710	–	–	592,710
Geological, including geophysical	7,260	615,406	7,100	16,840	646,606
Helicopter and fuel	–	824,536	–	–	824,536
Property acquisition and assessments costs	198	599	934	–	1,731
Site activities	6,634	1,275,646	80	8,427	1,290,787
Socioeconomic	3,186	48,125	142,176	–	193,487
Technical data	3,958	4,149	3,958	8,343	20,408
Travel and accommodation	–	78,106	–	–	78,106
	23,936	3,561,620	154,586	42,845	3,782,987

	Three months ended September 30,		Six months ended September 30,
	2021	2020	2021	2020
	($)	($)	($)	($)
Legal, accounting and audit	11,441	20,000	42,137	23,767
Office and administration	68,713	131,643	145,658	233,197
Rent	3,329	–	7,049	–
Shareholder communication	17,014	8,774	31,687	16,887
Travel and accommodation	185	–	185	5,008
Trust and regulatory	20,787	20,178	21,248	21,307
	121,469	180,595	247,964	300,166

AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021

Three months ended September 31, 2021 (“2022 Q2”) as compared with the three months ended September 31, 2020 (“2021 Q2”)
Exploration and evaluation expenditures 2022 Q2 increased as compared with 2021 Q2 as a result of the exploration program at the Company’s JOY District. Administrative expenditures incurred during 2022 Q2 decreased as compared with 2021 Q2 as a result of management’s efforts to maximize of cost effectiveness. Cost recoveries recorded in 2022 Q2 relate primarily to $3,554,464 in respect of the JOY District.

Six months ended September 31, 2021 (“2022”) as compared with the six months ended September 31, 2020 (“2021”)
Exploration and evaluation expenditures in 2022 increased as compared with 2021 in respect of the exploration program at the Company’s JOY District. General and administrative expenditures in 2022 decreased as compared with 2021 on reduced office and administration costs. Legal fees in 2022 increased in connection with finalization of the Freeport Earn-in Agreement in May 2021. Cost recoveries recorded in 2022 relate principally to the JOY District.

1.5 LIQUIDITY

Historically, the Company's sole source of funding has been provided from the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions, and from director loans. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding to finance the Company's ongoing operations.

At September 30, 2021, the Company had a cash balance of $1,353,821 working capital of $570,530, and accounts payable and accrued liabilities of $921,758.

Further advancement and development of the Company’s mineral property interests in the long run will require additional funding from a combination of the Company’s shareholders, existing or potential new partners, and debt financing. As the Company is currently in the exploration stage, it does not have any revenues from operations. Therefore, the Company relies on funding from its partners for its continuing financial liquidity and the Company relies on the equity market and debt financing as sources of funding. The Company continues to focus on preserving its cash resources while maintaining its operational activities.

The Company does not have any material capital lease obligations, purchase obligations or any other long-term obligations other than the office lease disclosed in note 13 of the unaudited financial statements for the six months ended September 30, 2021.

1.6 CAPITAL RESOURCES

The Company has no lines of credit or other sources of financing which have been arranged or utilized. The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7 OFF-BALANCE SHEET ARRANGEMENTS

None.

AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021

1.8 TRANSACTIONS WITH RELATED PARTIES

The required quantitative disclosure is provided in the Financial Statements, which are publicly available on SEDAR at www.sedar.com.

Hunter Dickinson Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary Hunter Dickinson Services Inc. (“HDSI”) are private companies established by a group of mining professionals. HDSI provides contract services for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. Amarc is one of the publicly-listed companies for which HDSI provides a variety of contract services.

The Company has one director in common with HDSI, namely Robert Dickinson. The Company’s President, Chief Executive Officer and Director, and Corporate Secretary are employees of HDSI and work for the Company under an employee secondment arrangement between the Company and HDSI.

Pursuant to an agreement dated July 2, 2010, HDSI provides cost effective technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on a non-exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients.

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged by the Company.

HDSI also incurs third-party costs on behalf of the Company. Such third party costs include, for example, capital market advisory services, communication services and office supplies. Third-party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

The details of transactions with HDSI and the balance due to HDSI as a result of such transactions are provided in the Financial Statements, along with the details of borrowings by the Company from Mr. Dickinson.

United Mineral Services Ltd.

United Mineral Services Ltd. (“UMS”) is a privately held company wholly-owned by one of the Company’s directors. UMS is engaged in the acquisition and exploration of mineral property interests. UMS does incur third party expenses on behalf of the Company from time to time.

Details of transactions with UMS and the balance due to UMS as a result of such transactions are provided in the Financial Statements.

1.9 PROPOSED TRANSACTIONS

Except as discussed in this MD&A, there are no proposed transactions requiring disclosure under this section.

AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021

1.10 CRITICAL ACCOUNTING ESTIMATES

Not required. The Company is a venture issuer.

1.11 CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The required disclosure is provided in the Financial Statements, which are publicly available on SEDAR at www.sedar.com.

1.12 FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The carrying amounts of cash, amounts receivable, marketable securities, accounts payable and accrued liabilities, balance due to a related party, and director’s loan approximate their fair values due to their short-term nature.

1.13 OTHER MD&A REQUIREMENTS

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.13.1
ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

(a)	capitalized or expensed exploration and development costs	See 1.5 Results of Operations above.
(b)	expensed research and development costs	Not applicable.
(c)	deferred development costs	Not applicable.
(d)	general and administration expenses	See 1.5 Results of Operations above.
(e)	any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)	None.

AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021

1.13.2
DISCLOSURE OF OUTSTANDING SHARE DATA

The following table details the share capital structure as of the date of this MD&A:

1.13.3
DISCLOSURE CONTROLS AND PROCEDURES

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the appropriate time periods and that required information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial
Officer, as appropriate, so that decisions can be made about the timely disclosure of that information.

AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021

1.13.4
INTERNAL CONTROLS OVER FINANCIAL REPORTING PROCEDURES
The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

●
pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
●
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and
●
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

There has been no change in the design of the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this Management's Discussion and Analysis.

1.13.5
LIMITATIONS OF CONTROLS AND PROCEDURES

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.

These inherent limitations include the realities that judgments in decision- making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

1.14
RISK FACTORS

The risk factors associated with the principal business of the Company are discussed below. Briefly, these include the highly speculative nature of the mining industry characterized by the requirement for large capital investment from an early stage and a very small probability of finding economic mineral deposits.

In addition to the general risks of mining, there are country-specific risks associated with operations, including political, social, and legal risk.

Due to the nature of the Company's business and the present stage of exploration and development of its projects, the Company may be subject to significant risks. Readers should carefully consider all such risks set out in the discussion below. The Company's actual exploration and operating results may be very different from those expected as at the date of this MD&A.

Exploration and Mining Risks

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company will rely on consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are:

●
the particular attributes of the deposit, such as size, grade and proximity to infrastructure;
●
metal prices, which may be volatile, and are highly cyclical; and
●
government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection.

The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The Company will carefully evaluate the political and economic environment in considering any properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Company's projects and any other properties the Company may acquire, or its operations. Such restrictions may have a material adverse effect on the Company's business and results of operation.

First Nations

Our properties are located within First Nations asserted traditional territories, and the exploration and development of these properties may affect, or be perceived to affect, asserted aboriginal rights and title, which has the potential to manifest permitting delays or opposition by First Nations communities.

The Company is working to establish positive relationships with First Nations. As part of this process the Company may enter into agreements commensurate with the stage of activity, with First Nations in relation to current and future exploration and any potential future production. This could reduce expected earnings.

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of operations and expects that its losses will continue for the foreseeable future. No deposit that has been shown to be economic has yet been found on the Company's projects. There can be no assurance that the Company will be able to acquire any additional properties. There can be no assurance that the Company will be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Company's projects and any other properties the Company may acquire, are added. The amounts and timing of expenditures will depend on:
●
the progress of ongoing exploration and development;
●
the results of consultants' analyses and recommendations;
●
the rate at which operating losses are incurred;
●
the execution of any joint venture agreements with strategic partners; and
●
the acquisition of additional properties and other factors, many of which are beyond the Company's control.

The Company does not expect to receive revenues from operations in the foreseeable future, if at all. The Company expects to incur losses unless and until such time as the projects the Company advances, or any other properties the Company may acquire, enter into commercial production and generate sufficient revenues to fund its continuing operations.

The development of mineral properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of the properties. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021

Additional Funding Requirements

The Company has limited working capital as at the current reporting date.

Further exploration on, and development of, the Company's projects will require additional resources and funding. The Company currently does not have sufficient funds to fully develop these projects. In addition, a positive production decision, if achieved, would require significant funding for project engineering and construction. Accordingly, the continuing development of the Company's properties will depend upon the Company's ability to obtain financing through debt financing, equity financing, the joint venturing of projects, or other means.

There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

Competitors in the Mining Industry

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project's potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Amarc. Amarc faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than those that Amarc possesses. As a result of this competition, Amarc may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Amarc considers acceptable or at all.

Risks That Are Not Insurable

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Amarc may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could result in increases in Amarc's operating expenses which could, in turn, have a material adverse effect on Amarc's financial position and its results of operations. Although Amarc maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Amarc might elect not to insure itself against such liabilities due to high premium costs or other reasons. In these events, Amarc could incur significant liabilities and costs that could materially increase Amarc's operating expenses.

Environmental Matters

All of the Company's operations will be subject to environmental regulations, which can make operations more expensive or potentially prohibit them altogether.

The Company may be subject to the risks and liabilities associated with potential pollution of the environment and the disposal of waste products that could occur as a result of its activities.
To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company.

All of the Company's activities are or will be subject to regulation under one or more environmental laws and regulations. Many of the regulations require the Company to obtain permits for its activities. The Company must update and review its permits from time to time, and is subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company's business, causing those activities to become economically unattractive at that time.

AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021

Market for Securities and Volatility of Share Price

There can be no assurance that an active trading market in the Company's securities will be established or sustained. The market price for the Company's securities is subject to wide fluctuations. Factors such as announcements of exploration results, as well as market conditions in the industry, may have a significant adverse impact on the market price of the securities of the Company. Shares of the Company are suitable only for those who can afford to lose their entire investment. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

Conflicts of Interest

Certain of the Company's directors and officers may serve as directors or officers of other companies or companies providing services to the Company or they may have significant shareholdings in other companies. Situations may arise where these directors and/or officers of the Company may be in competition with the Company. Any conflicts of interest will be subject to and governed by the law applicable to directors' and officers' conflicts of interest. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Payment of Dividends Unlikely

There is no assurance that the Company will pay dividends on its shares in the near future. The Company will likely require all its funds to further the development of its business.

Lack of Revenues; History of Operating Losses

The Company does not have any operational history or earnings and has incurred net losses and negative cash flow from its operations since incorporation. Although the Company will hope to eventually generate revenues, significant operating losses are to be anticipated for at least the next several years and possibly longer. To the extent that such expenses do not result in the creation of appropriate revenues, the Company's business may be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

General Economic Conditions

Market conditions and unexpected volatility or illiquidity in financial markets may adversely affect the prospects of the Company and the value of its shares.

Risk Related to COVID-19

The current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse effect on global and local economic and business conditions, which may adversely impact Amarc’s business and results of operations and the operations of contractors and service providers. The extent to which the COVID-19 impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that may emerge concerning its severity and the actions taken to contain the virus or treat its impact, among others. The adverse effects on the economy, the stock market and Amarc’s share price could adversely impact its ability to raise capital, with the result that our ability to pursue development of the JOY, IKE and DUKE Districts could be adversely impacted, both through delays and through increased costs. Any of these developments, and others, could have a material adverse effect on the Company’s business and results of operations and could delay its plans for development of its districts.

Reliance on Key Personnel

The Company will be dependent on the continued services of its senior management team, and its ability to retain other key personnel. The loss of such key personnel could have a material adverse effect on the Company. There can be no assurance that any of the Company's employees will remain with the Company or that, in the future, the employees will not organize competitive businesses or accept employment with companies competitive with the Company.

Furthermore, as part of the Company's growth strategy, it must continue to hire highly qualified individuals. There can be no assurance that the Company will be able to attract, assimilate or retain qualified personnel in the future, which would adversely affect its business.

Changes in Federal and Provincial Government Rules, Regulations or Agreements, or Their Application, May Negatively Affect the Company’s Ownership Rights, Its Access to or Its Ability to Advance the Exploration and Development of its Mineral Properties

The federal and provincial governments currently have in place or may in the future implement laws, regulations, policies or agreements that may negatively affect the Company’s ownership rights with respect to its mineral properties or its access to the properties. These may restrain or block the Company’s ability to advance the exploration and development of its mineral properties or significantly increase the costs and timeframe to advance the properties.